UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

City of Buenos Aires, March 5, 2020

Messrs.

BUENOS AIRES STOCK EXCHANGE

Messrs.

NATIONAL SECURITIES COMMISSION

25 de Mayo 175

Issuers Division

Dear Sirs,

In compliance with the provisions of section 62 of the Listing Regulations of Bolsas y Mercados Argentinos S.A., I hereby inform you that at this Company’s Board of Directors meeting held today, the following documents were approved: Annual Report, Corporate Governance Report, Statement of Financial Position, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements, Informative Summary and the information required by section 12 of General Resolution No. 622 of the National Securities Commission, relating to the year ended December 31, 2019.

The amounts disclosed below are stated in thousands of Argentine pesos and arise from the Financial Statements:

                                                                                                Year ended

                                                                                                  December 31, 2019

Profit for the year

Attributable to the shareholders of the parent	Profit	12,134,139
Attributable to non-controlling interests		0
	Profit	12,134,139

Other comprehensive loss for the year

Attributable to the shareholders of the parent	Loss	(5,130)
Attributable to non-controlling interests		0
	Loss	(5,130)

Total comprehensive income for the year

Attributable to the owners of the parent	Income	12,129,009
Attributable to non-controlling interests		0
	Income	12,129,009

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

Detail of Equity
Share Capital– Nominal Value (1)	906,455
Share Capital – Adjustment to Capital (2)	27,075,969
Additional paid-in capital and other	369,991
Acquisition cost of the Company’s own shares	(2,242,608)
Statutory Reserve	1,289,102
Discretionary Reserve	19,833,406
Other Comprehensive Loss	(215,605)
Retained Earnings	12,134,139
Total attributable to the owners of the Company	59,150,849
Non-controlling interests	0
Total Equity	59,150,849

Furthermore, and as required by sub-sections 6), 7) and 8) of section 62, we inform the following:

Class of shares	Number of shares	% on Share Capital

A	462,292,111	51.00
B	442,210,385	48.78
C	1,952,604	0.22
Total	906,455,100	100.00

The class “A” shares are owned by Pampa Energía S.A. (PESA), domiciled at Maipú 1 of the City of Buenos Aires. The class “B” shares are currently listed on the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. As of December 31, 2019, the Company has 31,380,871 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina as trustee of the Company Employee Stock Ownership Program, remains outstanding.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

The Board of Directors proposes that the profit for the year be allocated as follows:

In thousands of Argentine pesos
Statutory Reserve	606,707
Discretionary Reserve	11,527,432

Yours sincerely,

VICTOR A. RUIZ

Officer in charge of Market Relations

(1)  Includes 31,381 relating to treasury shares.

(2)  Includes 566,538 relating to treasury shares.

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 9, 2020